
February 1, 2023

Luca Santarelli
Chief Executive Officer
VectivBio Holding AG
60 Broad St., Suite 3502
New York, NY 10004

      Re: VectivBio Holding AG
          Registration Statement on Form F-3
          Filed January 27, 2023
          File No. 333-269450

Dear Luca Santarelli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Brandon Fenn